UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-42416

ELONG POWER HOLDING LIMITED

(Translation of registrant’s name into English)

3 Yan Jing Li Zhong Jie

Jiatai International Plaza

Block B, Room 2110

Beijing, China 100025

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On July 10, 2026, Elong Power Holding Limited (the “Company”) entered into those certain securities purchase agreements (the “Securities Purchase Agreements”) with the investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a best-efforts registered offering (the “Offering”), 7,975,000 units (the “Units”), each consisting of one Class A ordinary share, par value of US$0.0128 per share (each a “Class A Ordinary Share”) and with one warrant (each a “Common Warrant”), each to purchase up to one Class A Ordinary Share, at an offering price of US$0.40 per Unit; and 8,525,000 pre-funded units (the “Pre-Funded Units”), with each Pre-Funded Unit consisting of (i) one pre-funded warrant (each a “Pre-Funded Warrant”) to purchase one Class A Ordinary Share and (ii) one Common Warrant, at an offering price equal to the price per Unit being sold in this offering, minus $0.001, for gross proceeds of approximately $6.6 million, before deducting placement agent fees, expenses and other estimated expenses payable by the Company.

Each Pre-Funded Warrant is exercisable immediately on the date of issuance at an exercise price of $0.001 per Class A Ordinary Share. Each Common Warrant is exercisable immediately on the date of issuance at an initial exercise price of US$0.40 per share (representing 100% of the offering price of $0.40 per Unit) and will expire three (3) years from the date of issuance.

The exercise price and the number of shares issuable under the Common Warrants will be proportionately adjusted in the event of certain transactions involving our Class A Ordinary Shares, including stock dividends or share splits, certain distributions and dividends, and rights offerings. Notwithstanding the foregoing, if at any time while the Common Warrants are outstanding, there occurs any share split, share dividend, reverse share split, or share combination, recapitalization or other similar transaction involving the Class A Ordinary Shares (each, a “Share Combination Event”, and the date of that Share Combination Event (or if the Share Combination Event occurs after the close of trading on the principal market, the trading day following that date), the “Share Combination Event Date”), then, in addition and after giving effect to the adjustments for that Share Combination Event elsewhere in the Common Warrants, the exercise price shall be reduced, but in no event increased, to the lowest VWAP during the period commencing five consecutive trading days immediately preceding and the five consecutive trading days immediately following the Share Combination Event Date (as applicable, the “Event Market Price”); provided, that in calculating the Event Market Price, the VWAP for Trading Days prior to the Share Combination Event Date shall be the VWAP reported after adjusting for the Share Combination Event. The number of shares issuable under the Common Warrants will be increased such that the aggregate exercise price, after taking into account the decrease in the exercise price, shall be equal to the aggregate exercise price on the issuance date for the warrant shares then outstanding.

The Common Warrants also contain certain downward adjustment mechanism and anti-dilution provisions. If at any time while the Common Warrants are outstanding, the Company sells, enters into an agreement to sell, or grant any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Class A Ordinary Shares or securities convertible or exercisable into Class A Ordinary Shares, excerpt for certain exempt issuance (each a “Subsequent Equity Sale”) for a per share price less than the then effective exercise price of the Common Warrant in effect immediately prior to such Subsequent Equity Sale (such lower price, the “Base Share Price”), the exercise price of the Common Warrant shall be reduced to the lower of (1) the Base Share Price and (2) the lowest VWAP during the period commencing five consecutive trading days immediately preceding and ending on the fifth trading day immediately following the consummation of such Dilutive Issuance (as applicable, the “New Issuance Price” and such period, the “New Issuance Adjustment Period”), effective as of the close of trading on the last trading day of the New Issuance Adjustment Period. Notwithstanding the foregoing, if the Company enters into a variable rate transaction, the exercise price of the Common Warrant shall be reduced to the lowest possible price, conversion price or exercise price at which such securities may be issued, converted or exercised.

Other than the adjustments above, in no event shall the exercise price of the Common Warrants be reduced below a floor price of $0.1132, as adjusted for share dividends, share splits, stock combinations and other similar transactions.

The Securities Purchase Agreements contain customary representations, warranties and covenants of the Company and the Purchasers, as well as customary indemnification obligations of the parties. The Offering closed on July 13, 2026. The Company intends to use the net proceeds from the offering for the working capital and other general corporate purposes.

Maxim Group LLC acted as the sole placement agent (the “Placement Agent”) in the Offering pursuant to a Placement Agency Agreement dated July 10, 2026, by and between the Company and the Placement Agent. Pursuant to the Placement Agency Agreement, the Placement Agent will receive at the closing of the offering a fee of 7.0% of the gross proceeds of the offering and reimbursement of up to $100,000 for its actual and accountable out-of-pocket expenses and disbursements related to the offering.

In connection with the Offering, each of the Company’s directors and executive officers entered into lock-up agreements (the “Lock-up Agreements”) with the Placement Agent pursuant to which they agreed, subject to customary exceptions, not to sell, transfer, or otherwise dispose of any of the Company’s securities for a period of 90 days following the closing of the Offering.

The foregoing descriptions of the Placement Agency Agreement, Prefunded Warrants, Common Warrants, Securities Purchase Agreement, , and Lock-up Agreements are qualified by reference to the full text of such documents, which are furnished as Exhibit 1.1, 4.1, 4.2, 10.1 and 10.2, respectively, to this report.

The securities in the offering were offered pursuant to the Company’s registration statement on Form F-1 (File No. 333-297290), as amended, which was initially filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2026 and declared effective by the SEC on July 9, 2026.

In connection with the Offering, the Company issued a press release on July 10, 2026 announcing the pricing of the offering and a press release on July 13, 2026 announcing the closing of the Offering, respectively. A copy of each press release is furnished as Exhibit 99.1 and Exhibit 99.2 to this report, respectively.

This Report shall not constitute an offer to sell or a solicitation of an offer to buy any Class A Ordinary Shares or Common Warrants, nor shall there be any sale of Class A Ordinary Shares or Common Warrants in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2026	Elong Power Holding Limited

	By:	/s/ Xiaodan Liu
Xiaodan Liu
Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description of Exhibits

1.1	Form of Placement Agency Agreement

4.1	Form of Pre-Funded Warrant

4.2	Form of Common Warrant

10.1	Form of Securities Purchase Agreement

10.2	Form of Lock-up Agreement

99.1	Press Release, dated July 10, 2026

99.2	Press Release, dated July 13, 2026

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